                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                          COMMONWEALTH INDUSTRIES INC.
                                (Name of Issuer)


                                 COMMON SHARES
                         (Title of Class of Securities)


                                   202904108
                                 (CUSIP Number)


                   CAROLE COLBERT, VICE PRESIDENT & SECRETARY
                             GOODMAN & COMPANY LTD.
                        40 King Street West, 55th Floor
                            Toronto, Ontario, Canada
                                    M5H 4A9
                           Telephone:  (416) 365-2404
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 20, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement    (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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


                                  SCHEDULE 13D

CUSIP NO. 202904108                                                                PAGE 2 OF 6 PAGES
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GOODMAN & COMPANY LTD.
        55th Floor, 40 King Street West
        Toronto, Ontario, Canada, M5H 4A9

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                             (a) [ ]
        N/A                                                                                  (b) [ ]

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]
        N/A

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Ontario, Canada

   NUMBER OF     7    SOLE VOTING POWER
                      Nil
    SHARES
  BENEFICIALLY   8    SHARED VOTING POWER
   OWNED BY           Nil

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING          Nil
    PERSON
                10    SHARED DISPOSITIVE POWER
     WITH             Nil

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Nil

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        N/A

  14    TYPE OF REPORTING PERSON*
        IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


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                                  SCHEDULE 13D

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned, Goodman & Company Ltd. ("Goodman"), a wholly-owned subsidiary of Dundee Bancorp Inc. ("Bancorp"), a Canadian public company listed on The Toronto Stock Exchange, hereby submits this statement on Schedule 13D (the "Schedule 13D") relating to the Common Shares of Commonwealth Industries Inc. ("Commonwealth").


ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented as follows:

The following is a list of the directors and executive officers of Goodman & Company Ltd., their positions with Goodman, their present principal occupations and their business addresses (if other than Goodman):



NAME AND ADDRESS    POSITION HELD                PRINCIPAL OCCUPATION
----------------    -------------                --------------------
Oscar Belaiche      Vice President               Vice President, Goodman & Company Ltd.

Norman P. Bengough  Vice President and Director  President, Goodman & Company,
                                                 Investment Counselling

Ray Benzinger       Vice President, Finance,     Executive Vice President, Chief
                    Chief Financial Officer      Financial Officer, Dundee Bancorp Inc.
                    and Director                 and Vice President, Finance and Chief
                                                 Financial Officer, Goodman & Company Ltd.

Edward Bezeau       Vice President               Vice President, Goodman & Company Ltd.

Terence Buie        Vice President and Director  President, Goodman & Company, Dynamic
                                                 Mutual Funds

Carole Colbert      Vice President and Director  Vice President and Secretary, Dundee
                                                 Bancorp Inc. and Goodman & Company Ltd.

Joe Evershed        Vice President               Vice President, Goodman & Company Ltd.

Rosanna Gatti       Controller                   Controller, Goodman & Company Ltd.

David Goodman       Vice President and Director  Vice President, Goodman & Company Ltd.

Jonathan Goodman    Vice President and Director  Executive Vice President, Dundee
                                                 Bancorp Inc. and Vice President,
                                                 Goodman & Company Ltd.

Ned Goodman         Chairman, President,         Chairman, President and CEO, Dundee
                    Chief Executive Officer      Bancorp Inc. and Goodman & Company Ltd.
                    and Director

Murray John         Vice President               Vice President, Goodman  & Company Ltd.

Vaino Keelmann      Vice President and Director  Vice President, Goodman & Company Ltd.



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


NAME AND ADDRESS  POSITION HELD                  PRINCIPAL OCCUPATION
----------------  -------------                  --------------------
Donald MacDonald  Vice President and President,  Vice President and President Private Wealth
                  Private Wealth Management      Management, Goodman & Company Ltd.

Michael McHugh    Vice President                 Vice President, Goodman & Company Ltd.

Anne MacLean      Vice President                 Vice President, Goodman & Company Ltd.

Ray Steele        Vice President and             Vice President and President, Pension
                  President, Pension Services    Services Division, Goodman & Company Ltd.
                  Division

The following is a list of the directors and executive officers of Bancorp, their positions with Bancorp, their present principal occupations and their business addresses (if other than Bancorp):


NAME AND ADDRESS               POSITION HELD            PRINCIPAL OCCUPATION
----------------               -------------            --------------------
Normand Beauchamp              Director                 President and Chief Executive Officer,
1717 Rene Levesque Blvd. East                           Radiomutuel Inc., communications
Montreal, Quebec                                        company
H2L 4E8

Norman Bengough                Director                 President, Goodman & Company,
                                                        investment counsel

Robert M. Buchan               Director                 Chairman, Chief Executive Officer,
40 King St. W., 57th Floor                              Kinross Gold Corporation, gold mining
Toronto, Ontario                                        company
M5H 3Y2

Paul A. Carroll                Director                 Chairman, Chief Executive Officer,
4 King Street West                                      World Wide Minerals Ltd., mining
Suite 1208                                              company  and Counsel to Smith, Lyons,
Toronto, Ontario                                        law firm
M5H 1B6

Jonathan Goodman               Executive Vice           Executive Vice President, Dundee
                               President and Director   Bancorp Inc., Vice President, Goodman
                                                        & Company Ltd., investment counsel

Ned Goodman                    Chairman, President,     Chairman, President and Chief
                               Chief Executive Officer  Executive Officer,
                               and Director             Dundee Bancorp Inc. and
                                                        Goodman & Company Ltd.

Myron I. Gottlieb              Director                 President, Livent Inc., live theatre
165 Avenue Rd., Suite 600                               production company
Toronto, Ontario
M5R 2H7



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



NAME AND ADDRESS                   POSITION HELD               PRINCIPAL OCCUPATION
----------------                   -------------               --------------------
Richard L. Lister                  Director                    President and Chief Executive Officer,
161 Bay St., Suite 3750                                        Zemex Corporation, base metals mining
Toronto, Ontario                                               company
M5J 2S1

Garth A. C. MacRae                 Vice Chairman and Director  Vice Chairman, Dundee Bancorp Inc.

Richard J. Renaud                  Director                    Chairman, MPACT Immedia Corp.
One Place Ville Marie, Suite 3611                              electronic commerce software company
Montreal, Quebec
H3B 3P2

K. Barry Sparks                    Director                    President, Torvan Capital Group Inc.,
141 Adelaide Street West                                       private advisory and management
Suite 1105                                                     company
Toronto, Ontario
M5H 3L5

Harry R. Steele                    Director                    Chairman and Chief Executive Officer,
745 Windmill Road                                              Newfoundland Capital Corporation
Dartmouth, Nova Scotia                                         Limited, holding company
B3B 1C2

Ray Benzinger                      Executive Vice President    Executive Vice President, Chief
                                                               Financial Officer, Dundee Bancorp
                                                               Inc. and Goodman & Company Ltd.

Donald K. Charter                  Executive Vice President    Executive Vice President, Dundee
                                                               Bancorp Inc.

Carole Colbert                     Vice President              Vice President and Secretary, Dundee
                                                               Bancorp Inc. and Goodman & Company
                                                               Ltd.

Aaron H. Gropper                   Vice President              Vice President, Dundee Bancorp Inc.

Gary Kawaguchi                     Senior Vice President,      Senior Vice President, Marketing,
                                   Marketing                   Dundee Bancorp Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

Goodman has recently sold its entire position in Commonwealth represented by 860,000 Common Shares, or approximately 8.4% of the outstanding Common Shares which were held as a result of its position as investment counsel and portfolio manager with discretionary authority over the client accounts in which the Shares were held.



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These Common Shares were held within mutual fund, pension fund, institutional investor and private client accounts. Goodman has full dispositive and voting power with the exception of extraordinary matters which are required to be voted by the investor in the case of private client accounts only.

Unless otherwise noted, to the best knowledge of Goodman and Bancorp, and their directors and executive officers, Goodman has sole voting and dispositive power over the securities reported herein over which it has control or direction. Except as disclosed herein, during the past sixty days none of Goodman and Bancorp, nor, to the best knowledge of Goodman and Bancorp, any of their directors and executive officers, have effected any transaction in the securities reported on this Schedule 13D.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 GOODMAN & COMPANY LTD.




                                 "Carole Colbert"
                                 --------------------------------------
                                 Name:  Carole Colbert
                                 Title:    Vice President and Secretary















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